Exhibit 99.1

QMMM Announces Receipt of Delinquency Notification from Nasdaq

Hong Kong, February 23, 2026 (PRNEWSWIRE) – QMMM Holdings Limited (NASDAQ: QMMM) (the “Company” or “QMMM”), a digital media advertising, virtual avatar & virtual apparel technology service provider in Hong Kong, today announced that on February 18, 2026 it received a notice from Nasdaq stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because the Company has not yet filed its annual report on Form 20-F for the fiscal year ended September 30, 2025.

Under Nasdaq rules, the Company now has 60 calendar days to submit a plan to regain compliance and, if such plan is accepted by Nasdaq, an exception of up to 180 calendar days from the original filing’s due date may be granted, or until August 17, 2026, to regain compliance. In determining whether to accept such plan, Nasdaq will consider such things as the likelihood that the filing, along with any subsequent periodic filing that will be due, can be made within the 180-day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within Nasdaq’s review period, the Company’s overall financial condition and its public disclosures. Any subsequent periodic filing that is due within the 180-day exception period must be filed no later than the end of the period. If the plan to regain compliance is not accepted, the Company will have the opportunity to appeal that decision to a Hearings Panel.

The Company is currently working with its accounting, audit and legal professionals to prepare and submit a compliance plan to Nasdaq. Trading of the Company’s Class A Ordinary Shares on Nasdaq is not currently affected by this notice.

About QMMM Holdings Limited

QMMM Holdings Limited (the “Company”) is an award-winning digital advertising and marketing production services company. Through its operating subsidiaries ManyMany Creations Limited and Quantum Matrix Limited in Hong Kong, the Company has used interactive design, animation, art-tech and virtual technologies in over 500 commercial campaigns. The Company has worked with large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong. Standing prominently in Hong Kong for over 18 years in the industry, with top creativity, premium account servicing, and ever-advancing tech R&D, the Company continues to be one of the top premium choices for enterprises and multinational enterprises looking for large scale content-heavy and tech-integrated campaigns. The clients of the Company include local and international banks, real-estate developers, luxury brands, high fashion houses, and theme parks.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to satisfy the closing conditions related to the offering, our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For enquiry, please contact:

QMMM Holdings Limited

Unit 1301, Block C,

Sea View Estate,

8 Watson Road,

Tin Hau, Hong Kong

Phone: +852 3549 6889

Email: info@qmmm.io